October 1, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         John Reynolds, Assistant Director

Adam F. Turk

Brigitte Lippman

Re:                                                     Mines Management, Inc.

Registration Statement on Form S-3

Filed August 27, 2013

File No. 333-190838

Ladies and Gentlemen:

With respect to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in its comment letter dated September 26, 2013 (the “Comment Letter”) relating to the registration statement on Form S-3 filed August 27, 2013 (the “Registration Statement”) by Mines Management, Inc. (the “Company”), the Company responds as follows:

The number set forth next to the response in this letter corresponds to the number referenced in the staff’s comments, as set forth in the Comment Letter.

General

1.  We note your response to comment 1 in our letter dated September 20, 2013.  Please amend your Form 10-Q for the quarterly period ended June 30, 2013 to reflect that your disclosure controls and procedures were not effective for that quarter.  See Rule 12(b)-15 of the Exchange Act for guidance.

Response:

The Company has amended its Form 10-Q as requested.

Deborah J. Friedman  •  303 892 7499  •  deborah.friedman@dgslaw.com

2.  We note the Tandy language provided at the end of your supplemental response letter; however, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement directly from the company in the exact language below acknowledging that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company will include in its request for acceleration of the Registration Statement a written statement directly from the Company in the exact language appearing in the Comment Letter.

Please contact the undersigned with any questions.

Sincerely,

/s/ Deborah J. Friedman

cc:                                Douglas D. Dobbs, Mines Management